
January 7, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: The Nasdaq Stock Market LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibits C and M, which are enclosed.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 01/07/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: The Nasdaq Stock Market LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42 Street, New York NY   10036

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   850 King Farm Blvd. Rockville, MD 20850

   26000021

4. Provide the applicant's business telephone and facsimile number:
   301.978.8400

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim   Senior Associate General Counsel   646-420-7816
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify): _____
   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/15/2005   (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: _____

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 01/07/26   The Nasdaq Stock Market LLC

(MM/DD/YY)   (Name of applicant)
By: _____ Date: 2026.01.07 18:01:59 -05'00'   John A. Zecca, EVP and Chief Legal Officer
(Signature)   (Printed Name and Title)

Subscribed and sworn before me this day _____ of _____, _____ by _____
(Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

Based upon relief from the Commission staff and difficulties arising from Covid-19,
The Nasdaq Stock Market LLC is making this filing without notarization



Exhibit C

Nasdaq Entity Changes from December 1, 2025 to January 1, 2026:

- Shareholder.com B.V. - Merged into Adenza Netherlands B.V. effective December 1, 2025

- Curzon Street Acquisition, LLC - Merged into Strategic Financial Solutions, LLC effective December 9, 2025

- Strategic Financial Solutions, LLC - Merged into eVestment, Inc effective December 11, 2025

- RF Nordic Express AB (Branch entity and Joint Venture 50.1% owned by Nasdaq) – Sold effective December 12, 2025

- Nasdaq France Sarl - Tal Cohen and Brenda Hoffman resigned as directors, effective December 9, 2025

- Nasdaq (Asia Pacific) Pte. Ltd. (Singapore) - Merged into Nasdaq Singapore Pte. Ltd. effective January 1, 2026



Exhibit M

Approved:

INTERCHANGE CLEARING LLC

Effective Date: 12/08/2025

Address: 700 Washington Street, Suite 401, Vancouver, WA 98660

Telephone: 646-258-4049

Type: Order Entry

Terminated:

HAP Trading, LLC

Effective Date: 12/26/2025

Address: 395 Hudson Street, 10th Floor, New York, NY 10014

Telephone: 212-380-5100

Type: Order Entry